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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RUBICON MEDICAL CORPORATION
(Name of Subject Company)

NEMO I ACQUISITION, INC.
a wholly owned subsidiary of
 BOSTON SCIENTIFIC CORPORATION
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Share
(Title of Class of Securities)

78112Q103
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
One Boston Scientific Place
Natick, Massachusetts 01760-1537
(508) 650-8000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
 Clare O'Brien, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$97,883,095	$11,520.84

*		Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.50, the per share tender offer price in cash, without interest, plus the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash, without interest, if certain milestones are achieved, by the sum of 31,772,070 currently outstanding shares of Common Stock sought in the Offer and the 1,521,500 shares of Common Stock subject to vested and unexercised options as of April 18, 2005.
**		Calculated as 0.011770% of the transaction value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable
☐		Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Nemo I Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Rubicon Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.50 per Share, net to the seller in cash, without interest, together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash, without interest, if certain milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

        The (i) Amended and Restated Transaction Agreement, dated as of April 13, 2005, among Parent, Purchaser, the Company and Richard J. Linder, in his capacity as stockholders' representative, a copy of which is attached as Exhibit (d)(1) hereto, (ii) Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Berger Family Enterprises, (iii) Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and David B. Berger, (iv) Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. and Marla A. Linder Family Limited Partnership, (v) Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. Linder and (vi) Stock Purchase Agreement, dated January 6, 2004, between Berger Family Enterprises and Parent are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated May 3, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The New York Times on May 3, 2005.
(a)(8)	Joint Press Release issued by Parent and the Company on April 14, 2005.
(d)(1)
Amended and Restated Transaction Agreement, dated as of April 13, 2005, among Parent, Purchaser, the Company and Richard J. Linder, in his capacity as stockholders' representative (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(2)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Berger Family Enterprises (incorporated by reference to Exhibit 10.2 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).

(d)(3)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and David B. Berger (incorporated by reference to Exhibit 10.3 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(4)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. and Marla A. Linder Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(5)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. Linder (incorporated by reference to Exhibit 10.5 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(6)	Stock Purchase Agreement, dated January 6, 2004, between Berger Family Enterprises and Parent.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2005

NEMO I ACQUISITION, INC.
By:	/s/ Lawrence J. Knopf
Name: Lawrence J. Knopf
Title: Vice President — Legal

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2005

BOSTON SCIENTIFIC CORPORATION
By:	/s/ Lawrence J. Knopf
Name: Lawrence J. Knopf
Title: Vice President and Assistant General Counsel

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated May 3, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The New York Times on May 3, 2005.
(a)(8)	Joint Press Release issued by Parent and the Company on April 14, 2005.
(d)(1)
Amended and Restated Transaction Agreement, dated as of April 13, 2005, among Parent, Purchaser, the Company and Richard J. Linder, in his capacity as stockholders' representative (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(2)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Berger Family Enterprises (incorporated by reference to Exhibit 10.2 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(3)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and David B. Berger (incorporated by reference to Exhibit 10.3 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(4)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. and Marla A. Linder Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(5)
Amended and Restated Option Agreement, dated as of April 13, 2005, among Parent, Purchaser and Richard J. Linder (incorporated by reference to Exhibit 10.5 to the Current Report on Form 10KSB filed by the Company with the Securities and Exchange Commission on April 15, 2005).
(d)(6)	Stock Purchase Agreement, dated January 6, 2004, between Berger Family Enterprises and Parent.
(g)	None.
(h)	None.

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EXHIBIT INDEX